      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 5, 1997

                                                      REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                       LORAL SPACE & COMMUNICATIONS LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                       BERMUDA                                            13-3867424
            (STATE OR OTHER JURISDICTION                               (I.R.S. EMPLOYER
          OF INCORPORATION OR ORGANIZATION)                           IDENTIFICATION NO.)

                            ------------------------

                                600 Third Avenue
                            New York, New York 10016
                                 (212) 697-1105

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                                 ERIC J. ZAHLER
                                600 Third Avenue
                            New York, New York 10016
                                 (212) 697-1105
(NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)
                            ------------------------

                                WITH A COPY TO:
                              BRUCE R. KRAUS, ESQ.
                            WILLKIE FARR & GALLAGHER
                              One Citicorp Center
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 821-8000
                            ------------------------

    APPROXIMATE DATE OF THE COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] ________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
---------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                      ------------------------------------

                        CALCULATION OF REGISTRATION FEE
================================================================================

                                                           PROPOSED          PROPOSED
                                                           MAXIMUM           MAXIMUM
                                                           OFFERING         AGGREGATE
 TITLE OF EACH CLASS OF SECURITIES     AMOUNT TO BE       PRICE PER          OFFERING         AMOUNT OF
          TO BE REGISTERED              REGISTERED          SHARE             PRICE        REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
Convertible Redeemable Preferred
  Stock.............................     14,908,093       $46.125(1)       $687,635,790        $208,375
                                        shares(2)
------------------------------------------------------------------------------------------------------------
Common Stock $.01 par value.........     37,270,233          $--               $--              $--(4)
                                        shares(3)
------------------------------------------------------------------------------------------------------------
Common Stock $.01 par value.........     1,255,684       $13.3125(1)       $16,716,294          $5,066
                                        shares(5)
------------------------------------------------------------------------------------------------------------
Total Due...........................                                                           $213,441
============================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended (the "Securities Act").
(2) The shares of Convertible Redeemable Preferred Stock being registered hereunder include such indeterminate number of additional shares as may become issuable upon exchange of the securities upon redemption payments and certain other payments made on the securities by the delivery of Common Stock in accordance with the terms of the securities.
(3) The shares of Common Stock being registered hereunder include the number of shares of Common Stock initially issuable upon conversion of the Convertible Redeemable Preferred Stock plus such indeterminate number of additional shares as may become issuable upon conversion of the securities as a result of adjustments in the conversion price thereof or upon redemption payments, interest payments and certain other payments made on the securities by the delivery of Common Stock in accordance with the terms of the securities.
(4) Pursuant to Rule 457(i) under the Securities Act, no registration fee is required for the Common Stock issuable upon conversion of the Convertible Redeemable Preferred Stock because no additional consideration will be required in connection with the issuance of such shares.
(5) Such shares of Common Stock are being resold by Alcatel Spacecom.
                      ------------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                    SUBJECT TO COMPLETION, DATED MAY 5, 1997
PROSPECTUS

                              14,908,093 SHARES OF
                     CONVERTIBLE REDEEMABLE PREFERRED STOCK
                     AND 38,525,917 SHARES OF COMMON STOCK

                       LORAL SPACE & COMMUNICATIONS LTD.
                            ------------------------
     This Prospectus relates to (i) the resale by the holders thereof of 14,908,093 shares of the 6% Series C Convertible Redeemable Preferred Stock (the "Preferred Stock") of Loral Space & Communications Ltd. ("Loral"), having an aggregate liquidation preference equal to $745,404,650 and a mandatory redemption date of November 1, 2006, (ii) the resale by the holders thereof of 37,270,233 shares of common stock, par value $.01 per share (the "Common Stock"), of Loral that may be acquired upon conversion of the Preferred Stock (the "Conversion Shares") and (iii) the resale by Alcatel Spacecom, a French company ("Alcatel"), of 1,255,684 shares of Common Stock (the "Alcatel Shares" and together with the Preferred Stock and the Conversion Shares, the "Securities"). The Preferred Stock will be convertible into shares of Common Stock at any time prior to redemption or maturity at a conversion price of $20.00 per share which represents a conversion ratio of 2.5 shares per share of Preferred Stock, subject to adjustment under certain conditions (the "Conversion Price"). Dividends and optional redemption payments on the Preferred Stock will be paid in cash. Payments of the aggregate liquidation preference of the Preferred Stock on the mandatory redemption date may be made in cash, by delivery of Common Stock or both. See "Description of Preferred Stock."

     The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "LOR." On May 2, 1997, the last reported sale price of the Common Stock on the NYSE was $15 1/8 per share. Dividends on the Preferred Stock are payable quarterly in arrears on February 1, May 1, August 1 and November 1, commencing on August 1, 1997, subject to deferral without penalty as described herein.

     The Preferred Stock, with respect to dividend rights and rights on liquidation, winding up and dissolution, ranks pari passu with the Company's Series A Convertible Preferred Stock and senior to or pari passu with other existing and future series of preferred stock and senior to all common stock of the Company. See "Description of Preferred Stock -- Ranking." The Preferred Stock does not limit the amount of Debt Obligations that the Company may incur. The Preferred Stock is subject to mandatory redemption on November 1, 2006 (the "Mandatory Redemption Date"). The Preferred Stock is not redeemable by the Company before November 5, 1999 and thereafter will be redeemable, in whole or in part, by the Company upon payment of the liquidation preference and premium and accrued dividends, if any, on the Preferred Stock. See "Description of Preferred Stock."

     The Securities have not been registered for sale under the securities laws of any state or jurisdiction as of the date of this Prospectus. Brokers or dealers effecting transactions in the Securities should confirm the registration thereof under the securities laws of the state in which such transactions occur, or the existence of any exemption from registration.

     PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" BEGINNING ON PAGE 5.

I,2
   THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

          , 1997

                             AVAILABLE INFORMATION

     Loral is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by Loral can be inspected and copied at public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding Loral. The Common Stock is quoted on the NYSE, and any reports, proxy and information statements and other information filed under the Exchange Act may also be inspected and copied at the offices of the New York Stock Exchange, 120 Broad Street, New York, New York 10005.

     Globalstar Telecommunications Limited ("GTL") and K&F Industries, Inc. ("K&F"), affiliates of Loral, are also subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information with the Commission. Information with respect to GTL and K&F may be obtained from the Commission in the manner described above.

     Loral has filed with the Commission a Registration Statement on Form S-3 (together with all exhibits and amendments, the "Registration Statement") under the Securities Act, with respect to the Securities. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to Loral and the Securities, reference is made to the Registration Statement, including the exhibits and schedules. The Registration Statement may be inspected, without charge, at the Commission's principal office at 450 Fifth Street, NW, Washington, D.C. 20549, and also at the regional offices of the Commission listed above. Copies of such material may also be obtained from the Commission upon the payment of prescribed rates.

     Statements contained in the Prospectus as to any contracts, agreements or other documents filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is hereby made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement for a full statement of the provisions thereof, and each such statement in the Prospectus is qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by Loral with the Commission pursuant to the Exchange Act and are hereby incorporated by reference into this
Prospectus:

          (a) Loral's Annual Report on Form 10-K for the year ended December 31, 1996;

          (b) Loral's Proxy Statement relating to the 1997 Annual Meeting of Stockholders;

          (c) Loral's Current Report on Form 8-K, filed April 9, 1997; and

          (d) the description of Loral's Common Stock contained in Loral's registration statement on Form 8-A filed under the Exchange Act and any amendments or reports filed for the purpose of updating such description.

     All documents filed by Loral pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents (provided, however, that the information referred to in item 402(a)(8) of Regulation S-K of the Commission shall not be deemed specifically incorporated by reference herein).

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement as modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Loral will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference in this Prospectus (other than exhibits and schedules thereto, unless such exhibits or schedules are specifically incorporated by reference into the information that this Prospectus incorporates). Written or oral requests for copies of these documents should be directed to Loral Space & Communications Ltd., 600 Third Avenue, New York, New York 10016, Attention:
Secretary (Telephone (212) 697-1105).

                           FORWARD-LOOKING STATEMENTS

     The statements contained or incorporated by reference in this Prospectus that are not historical facts are "forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995), which can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "should", or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. From time to time, Loral, GTL, and Globalstar L.P. ("Globalstar") or their representatives have made or may make forward-looking statements, orally or in writing. Furthermore, such forward-looking statements may be included in, but are not limited to, various filings made by Loral, GTL, or Globalstar with the Commission, or press releases or oral statements made by or with the approval of an authorized executive officer of Loral, GTL, or Globalstar.

     Management wishes to caution the reader that these forward-looking statements, such as the statements regarding Globalstar's planned timetable for launching and operating the Globalstar System, the extent of the market opportunity for Globalstar's services and products presented by the growing demand for telecommunications services worldwide, its anticipation of enabling local service providers to extend low-cost, high-quality telecommunications services to millions of people, its anticipated future revenues and capital expenditures and other statements contained or incorporated by reference in this Prospectus regarding matters that are not historical facts involve predictions. No assurance can be given that the future results will be achieved; actual events or results may differ materially as a result of risks facing Globalstar. Such risks include, but are not limited to, problems related to technical development and launch of the Globalstar System, the competitive environment in which the system will operate, doing business in developing markets, obtaining the necessary financing while being substantially leveraged, obtaining any required U.S. and foreign government authorizations, licenses and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions, as well as regulatory, legislative and judicial developments that could cause actual results to vary materially from the future results indicated, expressed or implied, in such forward-looking statements. See "Risk Factors."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and financial statements and the notes thereto incorporated by reference in this Prospectus. Unless otherwise specified or the context otherwise requires, references in this Prospectus to "dollars," "$" and "U.S.$" are to United States dollars.

                                  THE OFFERING

CONVERTIBLE REDEEMABLE
  PREFERRED STOCK:

Securities Offered.........  14,908,093 shares of 6% Series C Convertible
                             Redeemable Preferred Stock (the "Preferred Stock") in an aggregate liquidation preference of $745,404,650. The Preferred Stock is convertible at a conversion price of $20.00 per share into an aggregate of 37,270,233 shares of Common Stock.

Liquidation Preference.....  $745,404,650 in the aggregate. Each share of the
                             Preferred Stock will have a liquidation preference of $50.00.

Mandatory Redemption
Date.......................  November 1, 2006 (the "Mandatory Redemption Date").

Dividends..................  Each share of the Preferred Stock will accrue dividends from June , 1997, at the rate of 6% per annum. Dividends will be computed on the basis of a 360-day year of twelve 30-day months and will be payable quarterly in cash in arrears on February 1, May 1, August 1 and November 1 of each year (each, a "Payment Date"), commencing on August 1, 1997.

                             Loral may elect to defer dividend payments on any Payment Date. Arrearages of deferred but unpaid dividend accruals ("Dividend Arrearages") will not bear interest, but so long as any Dividend Arrearage remains outstanding, Loral will be prohibited from paying (i) dividends on its Common Stock or (ii) dividends on any other preferred stock (other than pro rata dividends on Loral's Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), and any other series of preferred stock ranking pari passu with the Preferred Stock (collectively, "Parity Stock")). In the event that dividend payments on the Preferred Stock are deferred by Loral for an aggregate of six quarterly dividend payments, the holders of the Preferred Stock (the "Holders") will have the rights described under "Voting Rights" below.

Ranking of the Preferred
Stock......................  The Preferred Stock, with respect to dividend rights and rights on liquidation, winding up and dissolution, ranks pari passu with Loral's Series A Preferred Stock and senior to or pari passu with all other series of preferred stock and senior to all Common Stock of Loral.

Optional Redemption by
Loral......................  Commencing November 5, 1999, the Preferred Stock
                             will be redeemable in cash at any time, in whole or in part, at the election of Loral (the "Optional Redemption"), at a redemption price equal to the percentage of the liquidation preference set forth below plus accrued and unpaid dividends, if any, to the date of redemption (the "Optional Redemption Date"), if redeemed in the 12-month period ending on November 1 of the following years:

                                       YEAR             REDEMPTION PRICE
                                       -----            ----------------
                                       2000..                  102%
                                       2001..                  101%

                             and thereafter at a redemption price equal to 100% of the liquidation preference plus accrued and unpaid dividends, if any, to the Optional Redemption Date.

Mandatory Redemption by
Loral......................  The Preferred Stock is subject to mandatory redemption (the "Mandatory Redemption") by Loral on the Mandatory Redemption Date, at a redemption price of 100% of the liquidation preference plus accrued and unpaid dividends, if any (including all Dividend Arrearages), to the Mandatory Redemption Date. Loral may make payments of the aggregate liquidation preference of the Preferred Stock on the Mandatory Redemption Date: (i) in cash; (ii) by delivery of Common Stock (based upon 100% of the Average Market Value (as defined)); or (iii) through any combination of the foregoing.

Optional Conversion by
Holders....................  The Preferred Stock is convertible, in whole or in part, at the option of the Holders at any time prior to the Mandatory Redemption Date (unless earlier redeemed by Loral), initially at the conversion price of $20.00 per share (equivalent to 2.5 shares of Common Stock for each $50.00 liquidation preference of Preferred Stock). Holders will not be entitled to any Dividend Arrearage upon conversion. The Conversion Price is subject to adjustment upon the occurrence of certain dilutive events.

Voting Rights..............  Except for certain amendments to Loral's Memorandum of Association and as required by law, the Holders of the Preferred Stock will not be entitled to any voting rights unless Loral has deferred payments of dividends on the Preferred Stock for an aggregate of six quarterly interest or dividend payments (a "Deferral Trigger Event"). If a Deferral Trigger Event occurs while the Preferred Stock is outstanding, then holders of a majority of the outstanding shares of the Preferred Stock, voting as a class, will be entitled to elect two directors (the "Preferred Stock Directors") to the Board of Directors. The Preferred Stock Directors will promptly resign their offices upon receipt of notice from Loral that all Dividend Arrearages with respect to the Preferred Stock have been paid.

Restrictive Covenants......  None.

Registration Rights........  Pursuant to registration rights agreements
                             (collectively, the "Registration Rights Agreement") executed among Loral and the Initial Purchasers (as defined herein) and certain other parties, Loral has agreed for the benefit of the Holders of Preferred Stock that it will maintain a shelf registration statement (the "Shelf Registration Statement") continu-ously effective under the Securities Act until such date as of which neither the Preferred Stock nor the shares of Common Stock issuable upon conversion thereof shall constitute restricted securities pursuant to Rule 144(k) or until all the Preferred Stock and the shares of the Common Stock issuable upon conversion thereof have been sold pursuant to such Shelf Registration Statement.

COMMON STOCK:

Securities Offered.........  1,255,684 shares of Common Stock. For a description of the Common Stock, see "Description of Capital Stock -- Common Stock."

Listing of Common Stock....  The Common Stock currently trades on the NYSE under the symbol LOR. Loral will apply for listing of the Conversion Shares and the Alcatel Shares on the NYSE.

                                  RISK FACTORS

     An investment in the Securities involves certain risks that should be carefully considered by prospective investors, including those discussed under "Risk Factors" beginning on page 5.

                              RECENT DEVELOPMENTS

SPACE/SYSTEMS LORAL

     At March 31, 1997, Loral owned 75.5% of Space Systems/Loral, Inc. ("SS/L") and expects shortly to acquire the remaining 24.5% pursuant to transactions with Aerospatiale Societe Nationale Industrielle ("Aerospatiale") and Alcatel, who will each exchange their SS/L common stock for a combination of Common Stock and Preferred Stock with a market value of $93.5 million.

GLOBALSTAR

     Globalstar is building and preparing to launch and operate a low-earth orbit satellite-based telecommunications system (the "Globalstar System"). Globalstar's current budget for the cost for the design, construction and deployment of the Globalstar System, including working capital, cash interest on anticipated borrowings and operating expenses is approximately $2.5 billion. Globalstar has recently added enhanced capabilities and additional test requirements and has experienced cost growth in the development of the ground system, the final cost impact of which is under assessment. Globalstar, however, does not expect such cost growth to increase the budget for the project by more than five percent. Globalstar has raised or received commitments for approximately $2.0 billion in equity, debt and vendor financing.

     Globalstar has also agreed to purchase from SS/L eight additional spare satellites at a cost estimated at $175 million. Globalstar also intends, together with its strategic partners, to jointly finance the procurement of 37 gateways for resale to service providers, thereby accelerating the deployment of gateways around the world prior to the date on which Globalstar expects to commence initial operations via a 40-satellite constellation. Globalstar has agreed to finance approximately $80 million of the cost of these gateways and expects to recover its cost from the resale of these gateways to service providers.

SKYNET

     On March 14, 1997, Loral acquired Skynet Satellite Services ("Skynet"), the third largest domestic satellite service provider, from AT&T for $478 million in cash. Skynet is a leading U.S. satellite communications service provider that owns and operates the Telstar satellite network. Skynet's customers lease transponder capacity to distribute network television programming to local affiliate stations, collect live video feeds for the reporting of news and sporting events, and to offer direct-to-home subscription and pay-per-view television programming, distance learning and educational television, as well as business services such as VSAT networks, data distribution for information services and other business television services. Loral intends to expand Skynet, which has heretofore limited its operations to the U.S. market, to become a worldwide satellite service provider.

                                  RISK FACTORS

     Investors should consider the following risk factors and the risk factors set forth in Loral's Form 10-K under "Certain Factors that May Affect Future Results," which report is incorporated herein by reference, in addition to the other information contained in this Prospectus, in evaluating whether to purchase the Securities.

     Ranking of Securities. The Securities are subordinated to all Debt Obligations with respect to the payments of interest and amounts distributable upon dissolution, liquidation or winding up of Loral. In addition, the Preferred Stock will, with respect to dividend rights and rights on liquidation, winding up and dissolution, rank pari passu with Loral's Series A Convertible Preferred Stock and senior to or pari passu with all other existing and future series of preferred stock of Loral and senior to the Common Stock. The terms of the Preferred Stock do not limit the amount of indebtedness or other obligations that Loral may incur. The terms of the Preferred Stock do not provide the Holders with any rights to accelerate the payment of the Preferred Stock. There can be no assurance that, in the event of a dissolution, liquidation, reorganization or winding up of Loral, the purchasers of Securities will receive any portion of their initial investment. See "Description of Preferred
Stock -- Ranking."

     Absence of Existing Market for the Preferred Stock. The Preferred Stock will constitute a new class of securities with no established trading market. Loral currently does not intend to list the Preferred Stock on any national securities exchange or to seek the admission thereof for trading on any automated dealer quotation system. Loral has been advised by the Initial Purchasers that following the completion of this offering, the Initial Purchasers currently intend to make a market in the Preferred Stock. However, they are not obligated to do so and any market-making activities with respect to the Preferred Stock may be discontinued at any time without notice. Pursuant to the Registration Rights Agreement, Loral has agreed to use its reasonable best efforts to cause the Shelf Registration Statement to become effective with respect to resales of the Preferred Stock and the Common Stock issuable upon conversion of the Preferred Stock on or prior to 240 days from November 5, 1996. No assurance can be given, however, as to the liquidity of the trading market for the Preferred Stock.

     The liquidity of, and trading market for, the Preferred Stock also may be adversely affected by general declines in the market for similar securities. Such a decline may adversely affect such liquidity and trading markets independent of the financial performance of, and prospects for Loral.

     Dividend Deferral on the Preferred Stock; Payments in Common
Stock. Dividend payments on the Preferred Stock are subject to deferral by Loral without compound interest or penalty. The Holders do not have any rights to accelerate payment following such deferral and are only entitled to certain voting rights described herein. See "Description of Preferred Stock -- Voting Rights." Loral will be dependent on its cash reserves to make quarterly payments on the Preferred Stock. Dividend and optional redemption payments on the Preferred Stock will be paid in cash. Payments of the aggregate liquidation preference of the Preferred Stock on the Mandatory Redemption Date may be made in cash, by delivery of Common Stock or both. There is no assurance that the liquidity of, or trading market for, the Common Stock will be sufficient to allow a Holder of Preferred Stock to fully realize the value of Common Stock received in payment therefor. See "Description of Preferred Stock -- Mandatory Redemption."

                                USE OF PROCEEDS

     There will be no proceeds to Loral from the sale of the Securities by the Selling Holders (as defined herein).

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital of Loral consists of (i) 750 million shares of Common Stock, par value $.01 per share, (ii) 150 million shares of Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), (iii) 750,000 shares of Series B Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), to be issued upon exercise, if any, of the rights (the "Rights") issued pursuant to the Company's Rights Plan and attached to each certificate representing outstanding shares of Common Stock, and (iv) 20,000,000 shares of 6% Series C Convertible Redeemable Preferred Stock.

COMMON STOCK

     The holders of Common Stock are entitled to voting rights. Under Bermuda law, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present at the meeting (or by such majority as The Companies Act 1981 of Bermuda or the bye-laws of the company prescribe). Loral's Bye-Laws provide that, with certain exceptions, any questions proposed for the consideration of the shareholders will be decided by a simple majority of votes cast by shareholders entitled to vote at the meeting, with each shareholder present, or person holding proxies for any shareholder, entitled to one vote for each share held.

     The holders of Common Stock are entitled to receive ratably the dividends, if any, that may be declared from time to time by the Board of Directors out of funds legally available for such dividends. The holders of Common Stock are entitled, under certain circumstances, to share ratably with holders of the Series A Preferred Stock in all assets remaining after payment of liabilities and after provision has been made for the payment of the $.01 liquidation preference on the Series A Preferred Stock and the liquidation preference on any other series of preferred stock of Loral. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All the outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

PREFERRED STOCK

     Series A Preferred Stock. The Series A Preferred Stock votes together with the Common Stock as a single class on all matters submitted to shareholders, except that it may not vote with respect to the election of directors of Loral. The Series A Preferred Stock is entitled to a liquidation preference of $.01 per share and otherwise participates pro rata with the Common Stock in dividends and distributions, subject under certain circumstances to priority rights over the Common Stock and pro rata distribution rights with the most senior preferred stock of Loral then outstanding in a liquidating distribution. The Series A Preferred Stock is subject to certain antidilution adjustments, including adjustments for stock splits and reclassifications. The Series A Preferred Stock will be convertible into Common Stock at the option of the holder upon receipt of certain antitrust clearance or upon a sale to a third party unaffiliated with Lockheed Martin.

     Series B Preferred Stock. The Series B Preferred Stock will, if issued, be junior to any other series of Preferred Stock which may be authorized by Loral's shareholders. Holders of the Rights will be entitled, subject to the occurrence of certain events, to purchase from Loral, one one-thousandth of a share of Series B Preferred Stock at a purchase price of $75, but before such purchase will have no voting, conversion, redemption or preemptive rights, nor will they have any right to receive dividends.

     6% Series C Convertible Redeemable Preferred Stock. The Preferred Stock, with respect to dividend rights and rights upon liquidation, winding up and dissolution, ranks pari passu with Loral's Series A Preferred Stock and senior to or pari passu with all other existing and future series of preferred stock of Loral and senior to the Common Stock. For a complete description of the terms of the Preferred Stock, see "Description of the Preferred Stock."

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for Loral's Common Stock is The Bank of New York.

                                SELLING HOLDERS

     In November 1996, Loral sold 12,000,000 6% Convertible Preferred Equivalent Obligations (the "CPEOs") to Lehman Brothers Inc., Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Oppenheimer & Co., Inc. and Unterberg Harris (the "Initial Purchasers") in a private placement, which were subsequently resold by the Initial Purchasers in transactions exempt from the registration requirements of the Securities Act in the United States to qualified institutional buyers (as defined in Rule 144A under the Securities
Act), to certain accredited investors (as defined in Rule 501(a) under the Securities Act) and outside the United States to non-U.S. persons in offshore
transactions in reliance on Regulation S under the Securities Act. On June     ,
1997, CPEOs will be exchanged for 12,000,000 shares of the Preferred Stock. In March 1997, Loral issued 1,845,774 CPEOs to Finmeccanica S.p.A ("Finmeccanica") in connection with the purchase of Finmeccanica's ownership interest in SS/L, which CPEOs will be exchanged for 1,845,774 shares of Preferred Stock on
June     , 1997. Loral expects shortly to issue shares of Preferred Stock and
Common Stock to Aerospatiale and Alcatel in exchange for (i) Aerospatiale's ownership interest in SS/L and (ii) Alcatel's ownership interests in SS/L and Loral/Qualcomm Satellite Services, L.P. The Securities may be offered and sold from time to time by the holder named herein or by their transferees, donees or their successors (collectively, the "Selling Holders") pursuant to this Prospectus.

     The following table sets forth as of May   , 1997, the respective number of
Securities beneficially owned by each Selling Holder and the number of Conversion Shares issuable upon the conversion of such Selling Holder's Preferred Stock. The term Selling Holders includes the holders listed below and the beneficial owners of the Preferred Stock and their transferees, pledgees, donees or other successors. Except as set forth below, other than as a result of the ownership of the Securities, none of the Selling Holders has, or within the past three years has had, any position, office or material relationship with Loral or any of its predecessors or affiliates. The table has been prepared based upon information furnished to Loral by or on behalf of the Selling Holders.

                                                                   NUMBER OF            NUMBER OF
                                                                   SHARES OF            SHARES OF
SELLING HOLDERS                                                 PREFERRED STOCK       COMMON STOCK
--------------------------------------------------------------  ---------------     -----------------
Finmeccanica..................................................     1,845,774            4,614,435
Fidelity Securities Fund: Fidelity Growth & Income
  Portfolio...................................................       727,000            1,817,500
Alcatel.......................................................       548,119            2,625,981(1)
Aerospatiale..................................................       514,200            1,285,500
Oak Tree Partners, L.P........................................       486,500            1,216,250
Alpine Associates.............................................       475,000            1,414,600(2)
Goldman, Sachs & Co. .........................................       402,600            1,006,500
Fidelity Devonshire Trust: Fidelity Equity-Income Fund........       388,600              971,500
Mainstay Convertible Fund.....................................       365,000              912,500
Fidelity Puritan Trust: Fidelity Puritan Fund.................       300,000              750,000
Galaxy Equity Growth Fund.....................................       275,000              687,500
New York Life Insurance Company...............................       225,000              562,500
Fidelity Financial Trust: Fidelity Convertible Securities
  Fund........................................................       220,000              550,000
Toronto Dominion (NY), Inc....................................       220,000              550,000
Variable Insurance Products Fund: Equity-Income Portfolio.....       183,200              458,000
Paloma Securities L.L.C.......................................       118,900              386,450(3)
Allstate Insurance Company....................................       145,000              362,500
Vista Select Equity Income Fund...............................       125,000              312,500
Vista Growth & Income Fund....................................       120,000              300,000

                                                                   NUMBER OF            NUMBER OF
                                                                   SHARES OF            SHARES OF
SELLING HOLDERS                                                 PREFERRED STOCK       COMMON STOCK
--------------------------------------------------------------  ---------------     -----------------
Lincoln National Life Insurance...............................        94,200              235,500
Merrill Lynch Capital Markets PLC.............................        90,000              225,000
Pitney Bowes Retirement Fund..................................        86,100              215,250
Fidelity Advisor Series II: Fidelity Advisor Balanced Fund....        85,000              212,500
Kellner, DiLeo & Co...........................................        81,000              202,500
Galaxy Growth & Income Fund...................................        80,000              200,000
OCM Convertible Trust.........................................        77,700              194,250
Fidelity Management Trust Company, on behalf of accounts
  managed by it...............................................        67,200              168,000
AIM High Yield Fund...........................................        64,650              161,625
Fidelity Puritan Trust: Fidelity Balanced Fund................        61,000              152,500
Bank of Oklahoma, N.A., Trustee...............................        60,400              151,000
The Northwestern Mutual Life Insurance Company................        60,000              150,000
Golden Rule Insurance Company.................................        56,000              140,000
Froley, Revy Investment Co., Inc. Account -- SAIF
  Corporation.................................................        55,000              137,500
Delta Air Lines Master Trust..................................        51,900              129,750
Keystone Growth & Income (SI).................................        50,000              125,000
Oppenheimer Bond Fund for Growth..............................        50,000              125,000
State of Connecticut Combined Investment Funds................        49,600              124,000
Dean Witter Income Builder Fund...............................        49,000              122,500
Donaldson, Lufkin & Jenrette Securities Corporation...........        49,000              122,500
Vanguard Convertible Securities Fund, Inc. ...................        46,200              115,500
Pacific Horizon Capital Income Fund...........................        46,000              115,000
Alscott Investments, LLC......................................        41,800              104,500
Dean Witter Convertible Securities Trust......................        40,000              100,000
Husic Capital Management as a Discretionary Asset Manager for
  the Ameritech Pension Plan..................................        40,000              100,000
Vanguard Equity Income Fund...................................        40,000              100,000
The Common Fund...............................................        32,400               81,000
BT Securities Corp............................................        32,000               80,000
NY Life Separate AC#7.........................................        30,000               75,000
Societe Generale Securities Corp..............................        30,000               75,000
Lincoln National Convertible Securities Fund..................        28,500               71,250
Hughes Aircraft Company Master Retirement Trust...............        26,000               65,000
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.......        25,000               62,500
GEM Convertible Securities Partners, L.P......................        25,000               62,500
Mariner Partners, L.P.........................................        25,000               62,500
Froley, Revy Investment Co., Inc. Account-PRIM BOARD..........        24,700               61,750
Colonial Penn Insurance Co. ..................................        24,500               61,250
Colonial Penn Life Insurance Co. .............................        24,500               61,250
KD Offshore Fund, CV..........................................        24,000               60,000
Ronnies Fund, L.P. ...........................................        23,125               57,812
Glenn Eaples Fund, L.P. ......................................        22,875               57,187
AIM Balanced Fund.............................................        22,350               55,875
AIM Income Fund...............................................        20,000               50,000
McMahan Securities Co. L.P....................................        20,000               50,000
Pacific Mutual Life Insurance Co..............................        20,000               50,000

                                                                   NUMBER OF            NUMBER OF
                                                                   SHARES OF            SHARES OF
SELLING HOLDERS                                                 PREFERRED STOCK       COMMON STOCK
--------------------------------------------------------------  ---------------     -----------------
State Employees' Retirement Fund of the State of Delaware.....        19,500               48,750
Chilian Partners, L.P.........................................        19,250               48,125
State of Connecticut Combined Investment Funds................        17,400               43,500
United States Olympic Foundation..............................        17,300               43,250
Frederic C. Hamilton..........................................        16,300               40,750
Froley, Revy Investment Co., Inc. Account -- Delaware State
  Retirement Fund -- Froley, Revy.............................        15,900               39,750
Weirton Trust.................................................        15,500               38,750
Fiduciary Trust Co., International............................        15,000               37,500
Keystone Fund for Total Return................................        15,000               37,500
Collins Extended Fixed Income Account.........................        10,300               27,750
MassMutual High Yield Partners LLC............................        10,200               25,500
Donaldson, Lufkin & Jenrette Securities Corporation...........        10,000               25,000
Mainstay VP Convertible Portfolio.............................        10,000               25,000
Mark IV Industries, Inc. and Subsidiaries Master Trust........        10,000               25,000
Smith Barney Convertible Securities Portfolio.................        10,000               25,000
Massachusetts Mutual Life Insurance Company...................         9,000               22,500
MassMutual Corporate Value Partners Limited...................         9,000               22,500
William E. Simon..............................................         9,000               22,500
Mary Ann S. Hamilton Trust....................................         8,400               21,000
Estate of Carol G. Simon......................................         8,000               20,000
Mount Sinai School of Medicine................................         7,900               19,750
Froley, Revy Investment Co., Inc. Account -- ICI American
  Holdings Pension............................................         6,300               15,750
Froley, Revy Investment Co., Inc. Account -- Zeneca Holdings
  Pension.....................................................         6,300               15,750
Forest Fulcrum Fund L.P. .....................................         5,500               13,750
Forest Fulcrum Fund Ltd. .....................................         5,500               13,750
Argent Classic Convertible Arbitrage Fund L.P.................         5,000               12,500
Palladin Partners, L.P. ......................................         5,000               12,500
Salomon Bros International Ltd. ..............................         4,500               11,250
Variable Insurance Products Fund III: Balanced Portfolio......         4,000               10,000
Vista Balanced Fund...........................................         3,500                8,750
Vista Equity Income Fund......................................         3,500                8,750
Bank of America Convertible Securities Fund...................         3,500                8,750
Hamilton Family Trust.........................................         3,200                8,000
Kayne, Anderson Offshore Limited..............................         3,000                7,500
Rabbi Isaac Elchanan Theological Seminary
  c/o The Laterman Companies..................................         3,000                7,500
OCM Convertible Partnership...................................         2,700                6,750
Froley, Revy Investment Co., Inc. Account -- Nalco Chemical
  Retirement..................................................         2,800                7,000
Employee Benefit Convertible Fund.............................         2,000                5,000
Forevergreen Partners c/o The Laterman Companies..............         2,000                5,000
Carolyn J. Friedman...........................................         2,000                5,000
Variflex, Inc. DBPP...........................................         2,000                5,000
Dean Witter Variable Income Builder Fund......................         1,830                4,575
MassMutual Corporate Investors................................         1,800                4,500

                                                                   NUMBER OF            NUMBER OF
                                                                   SHARES OF            SHARES OF
SELLING HOLDERS                                                 PREFERRED STOCK       COMMON STOCK
--------------------------------------------------------------  ---------------     -----------------
United National Life Insurance................................         1,800                4,500
The Laterman Companies........................................         1,500                3,750
Norwich University............................................         1,200                3,000
Pacific Innovation Trust Capital Income Fund..................           860                2,150
Robert H. Abrams
  c/o The Laterman Companies..................................           500                1,250
                                                                 -----------        -------------
          Total...............................................
                                                                 ===========        =============

---------------
(1) Includes the 1,255,684 Alcatel Shares being offered pursuant to this Prospectus.

(2) Does not include 227,100 shares of Common Stock which are beneficially owned, but which are not being offered hereby.

(3) Does not inlcude 89,200 shares of Common Stock which are beneficially owned, but which are not being offered hereby.

     The information concerning the Selling Holders may change from time to time. If required, such changes will be set forth in Prospectus Supplements. The per share conversion price and, therefore, the number of shares of Common Stock issuable upon conversion of the Preferred Stock, are subject to adjustment under certain circumstances. Accordingly, the number of shares of Common Stock issuable upon conversion of Preferred Stock may increase or decrease. Because the Selling Holders may offer all or some portion of the Securities pursuant to this Prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of Securities, no estimate can be given as to the amount of Securities that will be held by the Selling Holders upon termination of this offering.

     The following summarizes the material relationships between the Selling Holders and Loral and its affiliates:

     SS/L Ownership. In March 1997, Loral acquired the 12.25% interest in SS/L held by Finmeccanica in exchange for 1,845,774 CPEOs. Loral expects shortly to acquire the remaining 24.5% of SS/L pursuant to transactions with Aerospatiale and Alcatel who will each exchange their SS/L common stock for a combination of Common Stock and Preferred Stock with a market value of $93.5 million. As shareholders of SS/L, Aerospatiale, Alcatel and Finmeccanica (collectively, the "Alliance Partners") were, and, after the exchange transactions described above, the Alliance Partners will continue to be, entitled to representation on the Board of Directors of SS/L and to certain limited veto rights regarding SS/L corporate decisions.

     SS/L Contracts. In the ordinary course of business, SS/L has entered into and expects to continue to enter into subcontracts with affiliates of Aerospatiale, Alcatel and Finmeccanica for the design, integration, testing, manufacture and assembly of satellites and satellite components. SS/L and the Alliance Partners have agreed to enter into teaming arrangements with respect to proposals or bids submitted either by SS/L or the Alliance Partners to certain customers. Subject to commercial practicability, such arrangements are intended to provide for a certain level of subcontractor participation by the Alliance Partners in programs for which SS/L serves as prime contractor and a certain level of subcontractor participation by SS/L in programs for which one of the Alliance Partners serves as prime contractor.

     Globalstar. As of May 1, 1997, Alcatel and Finmeccanica beneficially owned 2,190,000 and 1,311,168 ordinary partnership interests in Globalstar, respectively. Affiliates of Alcatel and Alenia have entered into service provider agreements with Globalstar. Under a consulting contract estimated at $980,000, a joint venture formed by France Telecom and Alcatel is providing Globalstar with various services, including engineering support, quality of services studies and European regulatory support services.

                              PLAN OF DISTRIBUTION

     The Securities offered hereby may be sold from time to time to purchasers directly by the Selling Holders. Alternatively, the Selling Holders may from time to time offer the Securities to or through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Holders or the purchasers of Securities, for whom they may act as agent. The Selling Holders and any underwriters, broker-dealers or agents that participate in the distribution of the Securities may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Securities by them and any discounts, commissions, concessions or other compensation received by any such underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

     The Securities offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Holders or by agreement between the Selling Holders and underwriters and dealers who may receive fees or commissions in connection therewith. The sale of the Securities may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Securities may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or in the over-the-counter market or (iv) through the writing of options. At the time a particular offering of Securities is made, a Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount and type of Securities being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Holders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

     The outstanding Common Stock is listed on the NYSE, and Loral will apply for listing of the Conversion Shares and the Alcatel Shares on the NYSE. Loral currently does not intend to list the Preferred Stock on any national securities exchange or to seek the admission thereof for trading on any automated dealer quotation system. There is no assurance as to the development or liquidity of any trading market that may develop for the Preferred Stock.

     To comply with the securities laws of certain jurisdictions, if applicable, the Securities will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the Securities may not be offered or sold (unless they have been registered or qualified for sale) in such jurisdictions or an exemption from registration or qualification is available and is complied with.

     Pursuant to the Registration Rights Agreement, all expenses of the registration of the Preferred Stock and the Conversion Shares will be paid by Loral, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the Selling Holders will pay all underwriting discounts, selling commissions and related fees, if any. Holders of Preferred Stock and Conversion Shares and Loral have agreed to indemnify each other against certain liabilities, including certain liabilities arising under the Securities Act.

     This offering will terminate upon the earlier of (i) the date that the Securities no longer constitute restricted securities under Rule 144(k) of the Securities Act, or (ii) the date that all of the Securities covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     The Preferred Stock was created and issued pursuant to the terms of a Schedule that was attached to Loral's Bye-Laws (the "Series C Schedule") upon approval of the creation and issuance of the Preferred Stock by Loral's shareholders, which approval was granted by Loral's shareholders at the April 30, 1997 annual general meeting of shareholders. In addition, Loral has amended its Memorandum of Association and filed a certificate of increase of share capital to reflect the authorization of the Preferred Stock. The following summarizes the material provisions the Series C Schedule and is subject to, and qualified in its entirety by reference to, all the provisions of the Series C Schedule, including the definition therein of certain terms. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Series C Schedule.

     The Preferred Stock is subordinated to all Debt Obligations of Loral and, with respect to dividend rights and rights upon liquidation, winding up and dissolution, ranks pari passu with Loral's Series A Preferred Stock held by Lockheed Martin and ranks senior to or pari passu with all other existing and future series of preferred stock of Loral.

DIVIDEND PAYMENTS

     Each share of the Preferred Stock will accrue dividends from June   , 1997,
at 6% per annum and is subject to mandatory redemption on the Mandatory Redemption Date. Dividends will be computed on the basis of a 360-day year of twelve 30-day months and will be payable quarterly in cash in arrears on February 1, May 1, August 1 and November 1 of each year (each a "Payment Date"), commencing on August 1, 1997 to the person in whose name the shares of Preferred Stock are registered at the close of business on the Regular Record Date next preceding such quarterly Payment Date.

     Loral may elect to defer dividend payments on any Payment Date. Arrearages of deferred but unpaid dividend accruals ("Dividend Arrearages") will not bear interest, but so long as any Dividend Arrearage remains outstanding, Loral will be prohibited from paying (i) dividends on its Common Stock and (ii) dividends on any other series of Preferred Stock (other than pro rata dividends on the Series A Preferred Stock and any other series of preferred stock ranking pari passu with the Preferred Stock). In the event that Loral fails to pay the dividends due for an aggregate of six quarterly payments, the Holders will have the rights and remedies described herein under "-- Voting Rights."

OPTIONAL REDEMPTION

     Commencing November 5, 1999, the Preferred Stock will be redeemable in cash at any time, in whole or in part, at the election of Loral (the "Optional Redemption"), at a redemption price equal to the percentage set forth below of the liquidation preference to be redeemed plus accrued and unpaid dividends, if any, to the date of redemption (the "Optional Redemption Date") if redeemed in the 12-month period ending on November 1 of the following years:

                 REDEMPTION
YEAR               PRICE
----             ----------
2000                 102%
2001                 101%

and thereafter at a redemption price equal to 100% of the liquidation preference to be redeemed plus accrued and unpaid dividends, if any, to the Optional Redemption Date.

MANDATORY REDEMPTION

     Each share of Preferred Stock (if not earlier redeemed or converted) will be mandatorily redeemed by Loral on the Mandatory Redemption Date at a redemption price of 100% of the liquidation preference per share of Preferred Stock plus accrued and unpaid dividends, if any (including all Dividend Arrearages), to the Mandatory Redemption Date.

     Loral may make payments of the aggregate liquidation preference of the Preferred Stock on the Mandatory Redemption Date, (i) in cash; (ii) by delivery of Common Stock (based upon 100% of the Average Market Value); or (iii) through any combination of the foregoing.

     "Average Market Value" of the Common Stock will mean the arithmetic average of the Current Market Value of the Common Stock for the ten trading days ending on the second business day prior to the applicable date of payment.

     "Current Market Value" of the Common Stock will mean the volume weighted average sale price of the Common Stock as reported on the NYSE or any national securities exchange upon which the Common Stock is then listed, for the trading day in question.

CONVERSION RIGHTS

     The Preferred Stock is convertible into Common Stock at any time at the option of the Holder prior to the Mandatory Redemption Date (unless earlier redeemed by Loral), initially at the conversion price (the "Conversion Price") of $20.00 per share (equivalent to 2.5 shares of Common Stock for each $50.00 principal amount of Securities or for each share ($50.00 liquidation preference) of Preferred Stock). The Preferred Stock is initially convertible into an aggregate of 37,270,233 shares of Common Stock.

     Preferred Stock surrendered for conversion during the period from the close of business on any Regular Record Date next preceding any Payment Date to the opening of business on such Payment Date (except Preferred Stock called for redemption on a Redemption Date within such period) must be accompanied by payment in cash of an amount equal to the dividends thereon which the registered Holder is to receive; provided, that no payment shall be owed or payable to any converting Holder if the Board of Directors of Loral shall have elected to defer the dividends payment to be made on such Payment Date. No other adjustment for dividends, including for any Dividends Arrearages, is to be made upon conversion. Fractional shares of Common Stock will not be issued upon conversion, but in lieu thereof Loral will pay a cash adjustment in the manner described under "-- Adjustment for Fractional Shares."

     The right of conversion attaching to any share of Preferred Stock may be exercised by a Holder by delivering the Preferred Stock at the specified office of a conversion agent (as described under "-- Payments, Paying Agents and Conversion Agents" below) accompanied by a duly signed and completed notice of conversion. The conversion date shall be the date on which the Preferred Stock and the duly signed and completed notice of conversion shall have been so delivered. A Holder delivering Preferred Stock for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of Common Stock on conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Common Stock in a name other than that of the Holder. Certificates representing shares of Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the Holder have been paid.

     The Conversion Price is subject to adjustment (under formulae set forth in the Series C Schedule) under certain circumstances, including: (i) the issuance of Common Stock as a dividend or distribution on Common Stock (other than the issuance of Common Stock in connection with the conversion of Preferred Stock);
(ii) the issuance to all holders of Common Stock of rights or warrants entitling them to subscribe for or purchase Common Stock at a price per share less than the Current Market Price; (iii) certain subdivisions and combinations of Common Stock; (iv) the issuance as a dividend or distribution to all holders of Common Stock of shares of capital stock of Loral (other than Common Stock) or evidences of indebtedness, cash or other assets of Loral (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions in connection with the liquidation, dissolution or winding up of Loral or paid exclusively in cash); (v) dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv)) to all holders of Common Stock to the extent such distributions, combined with (A) all such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus (B) any cash and the fair market value of other consideration payable in respect of any tender offers by Loral for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of Loral's market capitalization (being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date for such distribution; and (vi) the purchase of Common Stock pursuant to a tender offer made by Loral to the extent that the aggregate consideration, together with (X) any cash and the fair market value of any other consideration payable in any other tender offer expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made plus (Y) the aggregate amount of any such all-cash distributions referred to in clause (v) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of Loral's market capitalization on the expiration of such tender offer.

     In the case of certain consolidations or mergers to which Loral is a party or the conveyance or transfer of the properties and assets of Loral substantially as an entirety, each share of Preferred Stock then outstanding would, without the consent of any Holders of Preferred Stock, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, conveyance or transfer by a holder of the number of shares of Common Stock into which the share of Preferred Stock might have been converted immediately prior to such consolidation, merger, conveyance or transfer, assuming such holder of Common Stock failed to exercise his rights of election, if any, as to the kind or amount of securities, cash and other property receivable upon the consolidation, merger, conveyance or transfer (provided that if the kind of amount of securities, cash or other property so receivable is not the same for each non-electing share, the kind and amount so receivable by each non-electing share shall be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares).

RANKING

     The Preferred Stock is subordinated and subject, to the extent and in the manner set forth in the Series C Schedule, to the prior payment in full of all Debt Obligations of Loral (Section 13.01). "Debt Obligations" means the principal of, premium, if any, interest and other amounts due on any indebtedness, whether now outstanding or hereafter created, incurred, assumed or guaranteed by Loral, for money borrowed from others (including obligations under capitalized leases, purchase money indebtedness or any trade credit), liabilities incurred in the ordinary course of business, commitment, standby and other fees due and payable to financial institutions with respect to credit facilities that may be maintained by Loral or in connection with the acquisition by Loral of any other business or entity, or in respect of letters of credit or bid, performance or surety bonds issued for the account or on the credit of Loral, and, in each case, all renewals, extensions and refundings thereof. The Preferred Stock, with respect to dividend rights and rights on liquidation, winding up and dissolution, ranks pari passu with Loral's Series A Preferred Stock and senior to or pari passu with all other series of preferred stock and senior to all Common Stock of Loral. The Series C Schedule for the Preferred Stock does not limit the amount of indebtedness or other obligations that Loral may incur. See "Risk Factors -- Ranking of Securities."

     No cash payments of liquidation preference of or dividends on the Preferred Stock may be made and no Preferred Stock may be redeemed, retired or purchased for cash (excepting payment for fractional shares) if Loral is then in default in the payment of any Debt Obligations or if at the time any other Event of Default under the terms of any Debt Obligations exists permitting acceleration thereof. Upon any payment or distribution of assets of Loral in the event of any insolvency, reorganization, liquidation or similar proceeding, all Debt Obligations must be repaid in full (including any interest thereon accruing after the commencement of any proceeding) before the Holders will be entitled to receive or retain any payment. The Preferred Stock may not be declared due and payable prior to the Mandatory Redemption Date because of the failure to make dividend payments when due or to make payments with respect to any applicable redemption or under the terms of any Debt Obligations. By reason of such subordination, in the event of insolvency, creditors of Loral who are holders of Debt Obligations may recover more, ratably, than Holders.

     No full dividends may be declared or paid or funds set apart for the payment of dividends on any Parity Stock for any period unless full cumulative dividends shall have been or contemporaneously are declared and paid (or are deemed declared and paid) in full or declared and a sum in cash sufficient for such payment set apart for such payment of the Preferred Stock. If full dividends are not so paid, the Preferred Stock will share dividends pro rata with any Parity Stock. No dividends may be paid or set apart for such payment on other series of preferred stock of Loral or the Common Stock (collectively, "Junior Stock") (except dividends on Junior Stock payable in additional shares of Junior Stock) and no Junior Stock or any Parity Stock may be repurchased, redeemed or otherwise retired nor may funds be set apart for payment with respect thereto, if full cumulative dividends have not been paid in full (or deemed paid) on the Preferred Stock. Payments of Dividend Arrearages and dividends in connection with any optional redemption may be declared and paid at any time, without reference to any regular Payment Date, to holders of record on such date, not more than 45 days prior to the payment thereof, as may be fixed by the Board of Directors of Loral. So long as any shares of Preferred Stock are outstanding, Loral shall not make any payment on account of, or set apart for payment money for a sinking or other similar fund for, the purchase, redemption or other retirement of, any Parity Stock or Junior Stock or any warrants, rights, calls or options exercisable for or convertible into any Parity Stock or Junior Stock, and shall not permit any corporation or other entity directly or indirectly controlled by Loral to purchase or redeem any Parity Stock or Junior Stock or any such warrants, rights, calls or options unless full cumulative dividends determined in accordance herewith on the Preferred Stock have been paid (or are deemed paid) in full.

     See "Risk Factors -- Ranking of Securities."

DENOMINATION, REGISTRATION AND TRANSFER

     The certificates representing the Preferred Stock were issued in fully registered form. The Preferred Stock was deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), and registered in the name of Cede & Co., as DTC's nominee in the form of a global Preferred Stock certificate (the "Global Certificate") or remain in the custody of the Transfer Agent pursuant to a FAST Balance Certificate Agreement between DTC and the Transfer Agent.

     Upon the issuance of the Global Certificate, DTC or its custodian credited, on its internal system, the respective liquidation preference of the individual beneficial interests represented by such Global Certificate to the accounts of persons who had accounts with such depositary. Ownership of beneficial interests in a Global Certificate is limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in a Global Certificate is shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

     So long as DTC, or its nominee, is the registered owner or holder of a Global Certificate, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Preferred Stock represented by such Global Certificate for all purposes under the Series C Schedule and the Preferred Stock. No beneficial owner of an interest in a Global Certificate will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those described above.

     Payments of the liquidation preference of and dividends on a Global Certificate will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither Loral, any transfer agent nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Certificate or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Loral expects that DTC or its nominee, upon receipt of any payment of dividends on a Global Certificate, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the aggregate liquidation preference of such Global Certificate as shown on the records of DTC or its nominee. Loral also expects that payments by participants to owners of beneficial interests in such Global Certificate held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules. If a Holder requires physical delivery of shares of Preferred Stock issued in certificated form ("Certificated Securities") for any reason, including to sell Preferred Stock to persons in jurisdictions which require such delivery of such Securities or to pledge such Preferred Stock, such Holder must transfer its interest in a Global Certificate in accordance with the normal procedures of DTC and the procedures set forth in the Series C Schedule.

     Loral expects that DTC will take any action permitted to be taken by a Holder of Preferred Stock (including the presentation of Preferred Stock for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a Global Certificate are credited and only in respect of such portion of the aggregate liquidation preference of the Preferred Stock as to which such participant or participants has or have given such direction.

     DTC has advised Loral as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of
Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Although Loral expects that DTC will agree to the foregoing procedures in order to facilitate transfers of interests in a Global Certificate, among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither Loral nor any transfer agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     If DTC is at any time unwilling or unable to continue as depositary for a Global Certificate and a successor depositary is not appointed by Loral within 90 days, Loral will issue Certificated Securities in exchange for a Global Certificate which will bear the legend referred to under "Notice to Investors" subject to the provisions of such legend.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Preferred Stock in accordance with the Series C Schedule. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and Loral may require a Holder to pay any taxes and fees required by law or permitted by the Series C Schedule. Loral is not required to transfer or exchange any Preferred Stock selected for redemption. Also, Loral is not required to transfer or exchange any Preferred Stock for a period of 15 days before a selection of Preferred Stock to be redeemed.

     The registered Holder of Preferred Stock will be treated as the owner of such Preferred Stock for all purposes.

     The transfer of Preferred Stock may be registered, and Preferred Stock may be presented in exchange for other Preferred Stock of different authorized denominations, at the office of the Transfer Agent or the agency maintained by Loral for such purpose in New York City and any other office or agency maintained by Loral for such purpose, without service charge (other than the cost of delivery) and upon payment of any taxes or other governmental charges. Preferred Stock may also be presented for purposes of such exchange (but not registration) at the offices of the Transfer Agent in London, or such other paying agents as may be specified in notices to the Holders of Preferred Stock in accordance with "Notices" below. Loral shall not be required, in the event of a redemption in part, (i) to register the transfer of Preferred Stock for a period of 15 days immediately preceding the date notice is given identifying the serial numbers of the Preferred Stock called for such redemption; or (ii) to register the transfer of or exchange of, any such Preferred Stock, or portion thereof, called for redemption.

PAYMENTS, PAYING AGENTS AND CONVERSION AGENTS

     The liquidation preference or Redemption Price of and dividends on the Preferred Stock will be payable and the Preferred Stock will be convertible and exchangeable and transfers thereof will be registrable, at the office of the Transfer Agent or the office or agency of Loral maintained for such purpose in The City of New York and at any other office or agency maintained by Loral for such purpose, provided that, at the option of Loral, payment of dividends in cash may be made by check mailed to the address of the person entitled thereto as it appears in the Security Register. All payments of cash will be made in United States Dollars.

     Payments of the liquidation preference or Redemption Price of the Preferred Stock will be made at the corporate trust office of the Transfer Agent or agency maintained by Loral for such purpose in New York City or any office or agency maintained for such purpose. If the payments are made in cash, such payments shall be made by United States dollar check drawn on, or wire transfer to a United States dollar account maintained by the Holder with, a bank located in New York City mailed to the Holder at such Holder's registered address or (if arrangements satisfactory to Loral are made by the agent of the Holder) by wire transfer to a dollar account maintained by the Holder with a bank in New York City. Payment of dividends on any Payment Date will be made to the person in whose name such Preferred Stock are registered at the close of business on the Regular Record Date prior to the relevant Payment Date. Dividends payable on any Preferred Stock that is redeemed in cash will be payable in the manner described above with respect to payments of the Redemption Price of the Preferred Stock, except Preferred Stock that is redeemed on a date after the close of business on the Regular Record Date immediately preceding such Payment Date and on or before the Payment Date, on which dividends will be paid to the Holder of record on the Regular Record Date.

     The Preferred Stock may be surrendered for conversion or exchange at the corporate trust office of the Transfer Agent or the agency maintained by Loral for such purpose in New York City or, at the option of the Holder and subject to applicable laws and regulations, at the office of any of the conversion agents.

     The paying agents and conversion agents may be terminated at any time and additional or other paying and conversion agents may be appointed, provided that until the Preferred Stock has been delivered for cancellation, or monies and/or Common Stock sufficient to pay the liquidation preference of and dividends on the Preferred Stock has been made available for payment and either paid or returned to Loral, a paying, conversion and transfer agent will be maintained
(i) in New York City for the payment of the liquidation preference or Redemption Price of and dividends, on Preferred Stock and for the surrender of Preferred Stock for conversion or redemption and (ii) in a European city for the payment of the liquidation preference or Redemption Price of and dividends, on Preferred Stock and for the surrender of Preferred Stock for conversion or redemption. Notice of any such termination or appointment and of any change in the office through which any paying, conversion or transfer agent will act will be given in accordance with "Notices" below.

     All monies paid and all Common Stock delivered by Loral to a paying agent for the payment of liquidation preference or Redemption Price of or dividends on any Preferred Stock that remain unclaimed at the end of two years after such liquidation preference or dividends shall have become due and payable will be repaid or returned, as the case may be, to Loral, and the Holder of such Preferred Stock will thereafter look only to Loral for payment or delivery thereof.

VOTING RIGHTS

     Except as required by law, the Holders will not be entitled to any voting rights unless Loral has deferred scheduled payments of dividends on the Preferred Stock for an aggregate of six quarterly dividends (a "Deferral Trigger Event"). If a Deferral Trigger Event occurs while the Preferred Stock is outstanding, then holders of a majority of the outstanding shares of the Preferred Stock, voting as a class, will be entitled to elect two directors (the "Preferred Stock Directors") to the Board of Directors. The CPE Nominees, if appointed to the Board, or the Preferred Stock Directors, as the case may be, will promptly resign upon receipt of notice from Loral that all Dividend Arrearages with respect to the Preferred Stock have been paid.

REGISTRATION RIGHTS

     Loral has agreed for the benefit of the Holders of the Preferred Stock that it will: (i) use its reasonable best efforts to cause the Shelf Registration Statement with respect to resales of the Preferred Stock and the Common Stock issuable upon conversion thereof to be declared effective by the Commission within 240 days after November 5, 1996; and (ii) maintain such Shelf Registration Statement continuously effective under the Securities Act until such date as of which neither the Preferred Stock nor the shares of Common Stock issuable upon conversion thereof shall constitute restricted securities pursuant to Rule 144(k) or all the Preferred Stock and the shares of Common Stock issuable upon conversion thereof have been sold pursuant to such Shelf Registration Statement.

     If on or prior to 240 days following November 5, 1996, the Shelf Registration Statement is not declared effective (each, a "Registration Default"), additional dividends ("Additional Dividends") will accrue on the Preferred Stock, from and including the day following such Registration Default to but excluding the day on which such Registration Default has been cured. Additional Dividends will be paid quarterly in arrears, with the first quarterly payment due on the first Payment Date following the date on which such Additional Dividends begins to accrue, and will accrue at a rate per annum of 25 basis points (0.25%) of the liquidation preference, to and including the 90th day following such Registration Default and thereafter at a rate per annum of 50 basis points (0.50%) until the Registration Default has been cured.

REPORTS

     Whether or not required by the rules and regulations of the Commission, so long as any Preferred Stock is outstanding, Loral will file with the Commission and furnish to the Holders of Preferred Stock all quarterly and annual financial information required to be contained in a filing with the Commission on Forms 10-Q and 10-K including a "Management's Discussion and Analysis of Results of Operations and Financial Condition" and, with respect to the annual information only, a report thereon by Loral's certified independent accountants.

MODIFICATION OF THE MEMORANDUM OF ASSOCIATION AND BYE-LAWS

     Modification of the Series C Schedule may be made by Loral, with the consent of the Holders of two-thirds in aggregate liquidation preference of the outstanding Preferred Stock; provided, that no such modification or amendment may, without the consent of the Holder of each outstanding share of Preferred Stock affected thereby, (i) change the Mandatory Redemption Date of the liquidation preference of, or the due date of any installment of dividends on the Preferred Stock, (ii) reduce the liquidation preference or Redemption Price of or the rate of dividends thereon any Preferred Stock, (iii) change the place of payment where, or the coin or currency in which, any share of Preferred Stock or any payment thereon is payable, (iv) impair the right to institute suit for the enforcement of any such payment when due, (v) adversely affect the conversion rights of the Holders, (vi) modify the provisions of the Series C Schedule with respect to the subordination of the Preferred Stock in a manner adverse to the Holders, (vii) adversely affect the right to require Loral to redeem Preferred Stock or (viii) reduce the percentage of liquidation preference of Preferred Stock the consent of whose Holders is required for modification of the Series C Schedule or for waiver of compliance with certain provisions of the Series C Schedule or for waiver of certain defaults. In addition, the Series C Schedule provides that Loral shall not make any amendments to the Bye-Laws that would have the effect of amending any provision of the Series C Schedule in a manner that is adverse to the interests of the holders of the Preferred Stock without the approval of the holders of a majority of the outstanding shares of Preferred Stock.

ADJUSTMENT FOR FRACTIONAL SHARES

     No fractional shares of Common Stock will be delivered upon the redemption or conversion of any Preferred Stock. Whether or not a fractional share would be delivered to a Holder of Preferred Stock shall be based upon the total number of Shares of Preferred Stock at the time held by such Holder and the total number of shares of Common Stock otherwise deliverable in respect thereof. In lieu of the issuance of a fraction of a share of Common Stock, Loral shall pay instead an amount in cash (rounded to the nearest whole cent) equal to the same fraction of the closing sales price of a share of Common Stock on the trading day immediately preceding the redemption or conversion date.

CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER

     The Series C Schedule provides that Loral shall not consolidate with or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any person, unless (i) any such successor assumes Loral's obligations under the Preferred Stock or, if applicable, the shares of Preferred Stock shall be converted into or exchanged for and shall become shares of such surviving person, having in respect of such surviving person the same powers, preference and relative participating, optional or other special rights and the qualifications, limitations or restrictions thereon, that the Preferred Stock had immediately prior to such transaction, (ii) after giving effect thereto, no Event of Default shall have occurred and be continuing and
(iii) certain other conditions under the Series C Schedule are met.

NOTICES

     Notice to Holders of Preferred Stock will be given by mail to the registered addresses of such Holders.

REPLACEMENT OF SECURITIES

     Shares of Preferred Stock that become mutilated, destroyed, stolen or lost will be replaced by Loral at the expense of the Holder upon delivery to the Transfer Agent, as the case may be, of the shares or evidence of the loss, theft or destruction thereof satisfactory to Loral and the Trustee or such transfer agent. In the case of a lost, stolen or destroyed share of Preferred Stock, an indemnity satisfactory to Loral and the Transfer Agent may be required at the expense of the Holder of such share before a replacement share will be issued.

GOVERNING LAW

     The Series C Schedule and the Preferred Stock are governed by, and construed in accordance with, the laws of Bermuda.

THE TRANSFER AGENT

     The Bank of New York is the Transfer Agent for the Preferred Stock and the Common Stock.

                                    TAXATION

     This summary of certain tax considerations is based upon current laws, treaties, cases, regulations and rulings. It does not consider all the tax issues that might be relevant to an investor or that depend upon an investor's particular circumstances.

     Prospective investors should consult their own professional advisors about the tax consequences of an investment in Loral under the laws of the jurisdictions in which they are subject to taxation.

     The discussion of U.S. tax law is based upon the opinion of Willkie Farr & Gallagher, special U.S. counsel to Loral. The summary of certain Bermuda tax consequences is based upon the opinion of Appleby, Spurling & Kempe, Bermuda counsel to Loral.

UNITED STATES TAX CONSIDERATIONS

     Taxation of Loral. Loral will be subject to U.S. Federal, state and local income taxation at regular corporate rates on any income that is effectively connected with the conduct of a U.S. trade or business. When such income is deemed removed from the U.S. business, it will be subject to an additional 30 percent "branch profits" tax. Based upon counsel's opinion as to the source of income and effective connection rules that are applicable, Loral expects that a significant portion of its income will be from foreign sources and will not be effectively connected with the conduct of a U.S. trade or business. The IRS may disagree and/or may promulgate regulations that would recharacterize a substantial portion of Loral's income as from United States sources and as effectively connected with a U.S. trade or business so as to subject that income to regular United States income and branch profits taxes.

     Any U.S. subsidiaries, such as Skynet, K&F and SS/L, will be subject to regular U.S. taxes on their worldwide income. In addition, a 30% U.S. withholding tax will be imposed on dividends and interest paid by such corporations to Loral.

     Loral expects that a significant portion of its worldwide income will not be subject to tax by the United States, Bermuda or by other countries from which it derives income. However, some portion of Loral's income from sources outside the United States, realized through Globalstar or otherwise, will be subject to taxation by foreign countries and the extent to which certain countries may require Loral or Globalstar to pay tax or to make payments in lieu of tax cannot be determined in advance.

     Taxation of Non-U.S. Securityholders in Loral. A non-U.S. resident alien individual, a non-U.S. corporation, a non-U.S. trust or a non-U.S. estate will not be subject to U.S. Federal income taxation on payments of dividends on the Securities unless those payments are (i) effectively connected with the conduct by the Securityholder of a trade or business in the United States or (ii) 25% or more of Loral's gross income for a certain period (generally three years) prior to the year of the payment was treated as effectively connected with trades or businesses conducted by Loral in the United States. In this latter case, a proportionate part of any payment, corresponding to the percentage of Loral's gross income that is deemed effectively connected with Loral's United States trades and businesses, would be subject to a 30% (or lower treaty rate) U.S. withholding tax. Consistent with the discussion above, Loral expects that less than 25% of its income in any year will be effectively connected with the conduct of a trade or business in the United States.

     In addition, such a non-U.S. Securityholder will not be subject to U.S. Federal income taxation on gains realized by the Securityholder on a sale or exchange of Securities unless the sale of such Securities is attributable to an office or fixed place of business maintained by the Securityholder in the United States or the Securityholder is an individual who is present in the United States for 183 or more days during the year of sale and who have either a tax home or an office or other fixed place of business in the United States to which the offer or exchange is attributable. The determination of whether a Securityholder is engaged in the conduct of a trade or business in the United States or whether the sale of a Securityholder's Securities is attributable to an office or fixed place of business of the Securityholder in the United States depends on the facts and circumstances of each Securityholder's case. Each Securityholder should consult with his own tax advisor to determine whether his payments or gains with respect to a Security will be subject to U.S. federal income taxation.

     Taxation of United States Securityholders in Loral. Subject to the discussion of PFICs below, a Securityholder holding a Security as a capital asset will recognize capital gain or loss on a sale or other disposition of the Security (other than in certain limited circumstances on a redemption by Loral).

     While a Securityholder will generally recognize capital gain or loss on a redemption by Loral, in certain limited circumstances a Securityholder may be required to treat the redemption payments as a dividend to the extent of Loral's undistributed current and accumulated earnings and profits. In such a case, the Securityholder may not be entitled to recognize a loss. The limited circumstances are primarily those involving Securityholders whose proportionate interests in Loral remain the same or increase after the redemption and, in the case of Securityholders with significant percentage interests in Loral, whose interests in Loral are not materially reduced by the redemption.

     Special rules apply to the taxation of a "passive foreign investment company" (a "PFIC"). A PFIC is a foreign corporation (i) 75% or more of whose gross income is passive or (ii) 50% or more of whose assets produce or are held to produce passive income. Loral believes, based upon current projections of future operating results, that it will not be a PFIC. In particular, Loral expects, through Globalstar, SS/L, Skynet and other businesses, to earn sufficient active business income and to hold sufficient active business assets, commencing with its taxable year beginning January 1, 1997, to be able to avoid PFIC status. However, Loral will earn passive income, both directly in the form of interest on uninvested cash and dividends from less-than-25% owned corporations, and indirectly in the form of interest on working capital and royalties on certain intangibles. Furthermore, the extent and timing of Globalstar's active business income cannot be predicted with certainty.

     If Loral is or were to become a PFIC, a U.S. Securityholder would be subject to a tax-deferral charge on gains on a sale of its Securities and on certain "excess distributions" received from Loral, and such gains and excess distributions would be taxable at ordinary income rates, unless the Securityholder made the QEF election described below. The amount of the charges would depend, in part, on the period during which the Securityholders held their Securities.

     If a Securityholder makes the qualified electing fund ("QEF") election provided in Section 1295 of the U.S. Internal Revenue Code (the "Code"), the Securityholder will be required to include its pro rata share of Loral's ordinary earnings and net capital gain in income for tax purposes for each taxable year (regardless of when or whether cash attributable to such income is actually distributed to such Securityholder by Loral). If the Securityholder makes a QEF election, the tax-deferral charge and ordinary income rules described in the preceding paragraph will not apply. Actual distributions out of amounts so included in income will not be taxable to the Securityholder. A Securityholder's tax basis in its Securities will be increased by the amount so included and decreased by the amount of nontaxable distributions. Provided that a Securityholder makes the QEF election for the first taxable year that Loral is a PFIC, such Securityholder will cease to be subject to the PFIC inclusion rules at such time that Loral no longer meets the statutory definition of a PFIC.

     The QEF election is effective only if certain required information is made available by Loral to the Internal Revenue Service (the "IRS"). In the event Loral is characterized as a PFIC for federal income tax purposes, or upon request of a U.S. Securityholder who intends to make the QEF election, Loral will undertake to comply with the IRS information requirements and provide to each U.S. Securityholder who makes such request the information needed for the determination of such Securityholder's pro rata share of Loral's ordinary earnings and net capital gain.

     To the extent Loral has undistributed current or accumulated earnings and profits, payment of dividends with respect to the Securities will be taxable dividend income to a Securityholder. Because Loral is not incorporated in the United States, the payments that are treated as dividends will not be eligible for the dividends received deduction. Furthermore, adjustments to the conversion ratio could result in constructive stock dividends that to the extent of Loral's undistributed earnings and profits, could be taxable to a Securityholder.

     Conversion of Preferred Stock into Common Stock of Loral will not be a taxable event. Furthermore, no gain or loss would be recognized if at maturity the principal amount of Preferred Stock is paid in Common Stock.

BERMUDA TAX CONSIDERATIONS

     At the date of this Prospectus, there is no Bermuda income tax, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate or stamp duty or inheritance tax payable by Loral or the Holders (other than Holders ordinarily resident in Bermuda) in respect of their investment in the Securities.

     Loral has obtained from the Minister of Finance under the Exempted Undertakings Tax Protection Act 1966, as amended, a certificate confirming that, in the event of there being enacted in Bermuda, any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not until March 28, 2016 be applicable to Loral or to any of its operations, or other obligations of Loral except insofar as such tax applies to persons ordinarily resident in Bermuda and holding such Securities or other obligations, or to any land in Bermuda leased or let to Loral.

     Loral has been classified as non-resident of the Bermuda exchange control area by the Bermuda Monetary Authority. The transfer of Securities between persons regarded as non-resident of Bermuda for exchange control purposes and the issue and redemption of Securities to and by such persons may be effective without specific consents under the Exchange Control Act 1972 of Bermuda and Regulations made thereunder. Transfers involving any person regarded as resident in Bermuda for exchange control purposes requires specific authorization under that Act. Loral by virtue of being a non-resident of Bermuda for exchange control purposes, is free to acquire, hold and sell any foreign currency, securities and other investments without restrictions.

     Purchasers of Securities may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase. Prospective purchasers should consult their tax advisers as to the tax laws of applicable jurisdictions and the specific tax consequences of acquiring, holding and disposing of the Securities.

     The Securities do not provide for additional payments by Loral following a change in the tax laws or rules of Bermuda that is adverse to the Holders.

                                 LEGAL OPINIONS

     Certain United States tax matters described under "Taxation" will be passed upon for Loral by Willkie Farr & Gallagher, New York, New York, general counsel to Loral. The validity of the Securities offered hereby will be passed upon for Loral by Appleby, Spurling & Kempe, Hamilton, Bermuda. As of April 15, 1997, partners and counsel in Willkie Farr & Gallagher beneficially owned approximately 25,000 shares of the Common Stock. Mr. Robert B. Hodes is of counsel to the law firm of Willkie Farr & Gallagher, and a Director of Loral and a member of the Audit and Executive Committees of the Board of Directors of Loral.

                                    EXPERTS

     The financial statements of Loral and those of its affiliates, SS/L and Globalstar, incorporated in this Prospectus by reference from Loral's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of said firm as experts in auditing and accounting.

======================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY LORAL OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF LORAL SINCE THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                       PAGE
Available Information................     i
Incorporation By Reference...........    ii
Forward-looking Statements...........    ii
Prospectus Summary...................     1
Recent Developments..................     4
Risk Factors.........................     5
Use of Proceeds......................     6
Description of Capital Stock.........     6
Selling Holders......................     7
Plan of Distribution.................    11
Description of Preferred Stock.......    12
Taxation.............................    19
Legal Opinions.......................    22
Experts..............................    22

======================================================

======================================================

                                 LORAL SPACE &
                              COMMUNICATIONS LTD.

                              14,908,093 SHARES OF
                             CONVERTIBLE REDEEMABLE
                                PREFERRED STOCK
                                      AND
                               38,525,917 SHARES
                                OF COMMON STOCK
                           -------------------------

                                   PROSPECTUS

                                              , 1997
                           -------------------------

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the fees and expenses payable by the Registrant in connection with this offering, other than underwriting discounts and commissions. All the amounts shown are estimates, except the SEC registration fee:

            SEC registration fee......................................   $213,441
            NYSE listing fee..........................................       *
            Printing fees.............................................       *
            Legal fees and expenses...................................       *
            Blue Sky fees and expenses (including legal fees).........       *
            Accounting fees and expenses..............................       *
            Miscellaneous fees and expenses...........................       *
                                                                         --------
                 Total................................................   $   *
                                                                         ========

---------------
* To be provided by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Bermuda law permits a company to indemnify its directors and officers, except for any act of fraud or dishonesty. The Registrant has provided in its Bye-Laws that its directors and officers will be indemnified and held harmless against any expenses, judgments, fines, settlements and other amounts incurred by reason of any act or omission in the discharge of their duty, other than in the case of fraud or dishonesty.

     Bermuda law and the Bye-Laws of the Registrant also permit the Registrant to purchase insurance for the benefit of its directors and officers against any liability incurred by them for the failure to exercise the requisite care, diligence and skill in the exercise of their powers and the discharge of their duties, or indemnifying them in respect of any loss arising or liability incurred by them by reason of negligence, default, breach of duty or breach of trust.

     The Registrant intends to enter into indemnification agreements with its officers and directors. To the extent permitted by law, the indemnification agreements may require the Registrant, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceedings against them as to which they could be indemnified.

     The Registrant maintains a directors' and officers' liability insurance policy.

ITEM 16.  EXHIBITS.

  EXHIBIT
  NUMBER                                 DESCRIPTION OF EXHIBITS
----------- ----------------------------------------------------------------------------------
  4.1*  --  Schedule III to Second Amended and Restated Bye-laws relating to the 6% Series C
            Convertible Preferred Stock.
  5**   --  Opinion of Appleby, Spurling & Kempe.
  8.1** --  Tax Opinion of Willkie Farr & Gallagher.
  8.2** --  Tax Opinion of Appleby, Spurling & Kempe (included as part of their opinion filed as Exhibit 5).
  23.1+ --  Consent of Deloitte & Touche LLP.
  23.2** -- Consent of Appleby, Spurling & Kempe (included in their opinion filed as Exhibit
            5).
  23.3** -- Consent of Willkie Farr & Gallagher.
  24+   --  Powers of Attorney.

---------------
 * Incorporated by reference to Loral's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (File No. 1-14180).

** To be filed by amendment.

 + Filed herewith.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
     Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described under item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding), is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON MAY 5, 1997.

                                          LORAL SPACE & COMMUNICATIONS LTD.

                                          By:                  *
                                            ------------------------------------
                                                    Bernard L. Schwartz
                                                 Chairman of the Board and
                                                  Chief Executive Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                   NAME                                      TITLE                          DATE
------------------------------------------  ---------------------------------------  ------------------

                    *                       Chairman of the Board and Chief                 May 5, 1997
------------------------------------------  Executive Officer (Principal Executive
           Bernard L. Schwartz              Officer)

                    *                       Director                                        May 5, 1997
------------------------------------------
             Robert B. Hodes

                    *                       Director                                        May 5, 1997
------------------------------------------
              Gershon Kekst

                    *                       Director                                        May 5, 1997
------------------------------------------
             Charles Lazarus
                    *                       Director                                        May 5, 1997
------------------------------------------
            Malvin A. Ruderman

                    *                       Director                                        May 5, 1997
------------------------------------------
            E. Donald Shapiro

                    *                       Director                                        May 5, 1997
------------------------------------------
             Arthur L. Simon

                    *                       Director                                        May 5, 1997
------------------------------------------
          Thomas J. Stanton Jr.

                   NAME                                      TITLE                          DATE
------------------------------------------  ---------------------------------------  ------------------


                    *                       Director                                        May 5, 1997
------------------------------------------
            Daniel Yankelovich

                    *                       Senior Vice President and Chief                 May 5, 1997
------------------------------------------  Financial Officer (Principal Financial
           Michael P. DeBlasio              Officer)

                    *                       Vice President and Controller                   May 5, 1997
------------------------------------------  (Principal Accounting Officer)
              Harvey B. Rein

         *By: /s/ ERIC J. ZAHLER
------------------------------------------
              Eric J. Zahler
             Attorney-in-Fact

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                                 DESCRIPTION OF EXHIBITS
----------- ----------------------------------------------------------------------------------
  4.1*  --  Schedule III to Second Amended and Restated Bye-laws relating to the 6% Series C
            Convertible Preferred Stock.
  5**   --  Opinion of Appleby, Spurling & Kempe.
  8.1** --  Tax Opinion of Willkie Farr & Gallagher.
  8.2** --  Tax Opinion of Appleby, Spurling & Kempe (included as part of their opinion filed as Exhibit 5).
  23.1+ --  Consent of Deloitte & Touche LLP.
  23.2** -- Consent of Appleby, Spurling & Kempe (included in their opinion filed as Exhibit
            5).
  23.3** -- Consent of Willkie Farr & Gallagher.
  24+   --  Powers of Attorney.

---------------
 * Incorporated by reference to Loral's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (File No. 1-14180).

** To be filed by amendment.

 + Filed herewith.